SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _________)*

Pole Perfect Studios, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

731100103

(CUSIP Number)

John A. Brda

1425 Frontenay

Warson Woods, Missouri 63122

Telephone: (314) 920-0890

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box        .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	731100103

1	NAMES OF REPORTING PERSONS:

John A. Brda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) .
(b) X .

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

628,125 (1)
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		628,125 (1)

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

628,125 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)  Includes 45,625 shares held individually by John A. Brda and 582,500 shares held by Brda & Company LLC, of which Mr. Brda is the sole owner and Managing Director.

CUSIP No.	731100103

1	NAMES OF REPORTING PERSONS:

Brda & Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) .
(b) X .

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	7	SOLE VOTING POWER:

NUMBER OF		582,500 (2)
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		582,500 (2)
WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

582,500 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(2)  John A. Brda is the sole owner and Managing Director of Brda & Company LLC, and accordingly he has the sole power to direct the vote of and the sole dispositive power of all 582,500 shares held by Brda & Company, LLC.

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share, of Pole Perfect Studios, Inc. (the “Issuer”), with its principal executive offices located at 2007 Enterprise Avenue, League City, Texas 77573.

Item 2.  Identity and Background.

(a)-(c) and (f):  The names of the persons filing this Statement are John A. Brda and Brda & Company LLC (the “Reporting Persons”).  John A. Brda is a United States citizen, residing at 1425 Frontenay, Warson Woods, Missouri 63122.  Mr. Brda’s principal occupation is serving as Managing Director of Brda & Company LLC.  Brda & Company LLC is a Missouri limited liability company with its principal offices located at 1425 Frontenay, Warson Woods, Missouri 63122.  Mr. Brda is the sole owner and Managing Director of Brda & Company LLC.  Brda & Company LLC is primarily engaged in the business of business consulting.

(d)–(e):  During the last five years, John A. Brda has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 23, 2010, Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Tammy Skalko, an executive officer, director and major stockholder of the Issuer, James Beshara, a director and major stockholder of the Issuer, Harry Stone II, a major stockholder of the Issuer, Torchlight Energy, Inc., a Nevada corporation ("Torchlight"), and the persons owning 100% of the outstanding capital stock of Torchlight (the “Torchlight Stockholders”).  At closing of the Exchange Agreement on November 23, 2010, the Torchlight Stockholders transferred 9,444,501 shares of common stock, representing 100% of the common stock of Torchlight, to the Issuer in exchange for an aggregate of 2,361,125 restricted shares of newly issued common stock of the Issuer.

John A. Brda and Brda & Company LLC were both Torchlight Stockholders.  At closing of the Exchange Agreement, Mr. Brda exchanged his shares of common stock of Torchlight for 45,625 restricted shares of the Issuer’s common stock; and Brda & Company LLC exchanged its shares of common stock of Torchlight for 582,500 restricted shares of the Issuer’s common stock, net of a gift of 100,000 restricted shares to Mr. Brda’s father and 67,500 restricted shares that were transferred to two individuals in connection with the Exchange Agreement.

Item 4.  Purpose of Transaction.

The Reporting Persons both acquired the shares of common stock of the Issuer for investment purposes.  From time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

As of December 3, 2010, the Reporting Persons beneficially own:

(i)

John A. Brda directly owns 45,625 shares of common stock and indirectly owns 582,500 shares of common stock through Brda & Company LLC, representing in aggregate 628,125 or 20.5% of all of the issued and outstanding shares of common stock of the Issuer.

(ii)	Brda & Company LLC directly owns 582,500 shares of common stock, 19.0% of all of the issued and outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 3,062,855 shares of common stock outstanding as of November 24, 2010, as reported by the Issuer in its Form 8-K filed on November 24, 2010.

(b)

Mr. Brda has sole power to vote or direct the vote of and to dispose or direct the disposition of the 628,125 shares of common stock beneficially owned by him.  Brda & Company LLC has sole power to vote or direct the vote of and to dispose or direct the disposition of the 582,500 shares of common stock owned by it.

(c)

As described above in Item 3, at the time of closing of the Exchange Agreement, Brda & Company LLC gifted 100,000 restricted shares of common stock of the Issuer to John A. Brda’s father and transferred 67,500 restricted shares of common stock to two individuals in connection with the Exchange Agreement.

Other than the transaction above and the share exchange described in Item 3, the Reporting Persons have effected no transactions in the common stock of the Issuer in the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  December 3, 2010

By: /s/ John A. Brda

John A. Brda, individually

Brda & Company LLC

By: /s/ John A. Brda

John A. Brda

Managing Director

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Pole Perfect Studios, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this agreement.

Dated:  December 3, 2010

By: /s/ John A. Brda

John A. Brda, individually

Brda & Company LLC

By: /s/ John A. Brda

John A. Brda

Managing Director